May 27, 2008

Yolanda Crittendon
Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

RE:	Your letter of May 15, 2008

Dear Ms. Crittendon:

We are in receipt of your letter (copy attached) and have the following responses.

1. We have filed form 8-K/A to include the response from our former accountant indicating that they agree with our disclosures in form 8-K.
2. Attached to this letter you will find a copy of a letter dated February 26, 2008 from the PCAOB referencing Shapley, Shapley and Moorhead, PC's withdrawal effective that date. We believe that their registration was in effect for the years that they audited our financial statements. As well as all of the quarters they conducted reviews. Shapley, Shapley and Moorhead, PC performed reviews for the quarters ended March 31, 2007, June 30, 2007 and December 31, 2007. The quarter ended March 31, 2008 was reviewed by our new accountant's, Huckfeldt & Smith, PLC.

We acknowledge the following:
* The company is responsible for the adequacy and accuracy of the disclosure in the filings;
* Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

We hope this satisfies your inquiries; if you need any additional information, please feel free to contact me.

Regards,

Hynes & Howes Insurance Counselors, Inc



Marsha Baker, President

Enclosures